UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

John V. O'Hanlon
Dechert LLP
200 Clarendon Street
Boston, MA 02116-5021

Re: 1 Phoenix Opportunities Trust—Phoenix Money Market Fund (File No. 811-07455)
2 Phoenix Edge Series Fund—Phoenix Money Market Series (File No. 811-04642)

Dear Mr. O'Hanlon:

Based on the facts and representations contained in your September 16, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Phoenix Money Market Fund (the "Phoenix MMF"), Phoenix Money Market Series (together with the Phoenix MMF, the "Funds"), and Phoenix Life Insurance Company (the "Purchaser"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Funds the securities specified in your letter at the amortized cost (including any accrued and unpaid interest) of the securities.[1] You represent in your letter that the market value of these securities is equal to or less than their amortized cost value. The Phoenix Fund is a series of Phoenix Opportunities Trust (the "Opportunities Trust") and the Phoenix Money Market Series is a series of the Phoenix Edge Series Fund (together with the Opportunities Trust, the "Trusts"). The Trusts are open-end management investment companies registered under the Investment Company Act of 1940. The Purchaser is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of the Funds.[2]

---

1 This letter confirms oral no-action relief provided by the undersigned to John V. O'Hanlon on September 16, 2008.

2 You state that Phoenix Investment Counsel, Inc., Phoenix Variable Advisors and Goodwin Capital Advisers are each an adviser registered under the Investment Advisers Act of 1940. You state that Phoenix Investment Counsel, Inc. and Phoenix Variable Advisors serve as investment advisers to the Funds and Goodwin Capital Advisers serves as sub-adviser to each Fund. You state further that the advisers and the sub-adviser are indirect wholly owned subsidiaries of Phoenix Companies, Inc. the parent company of the Purchaser.

[redacted]

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[3]

Very truly yours,

Dalia Osman Blass
Senior Counsel

---

[3] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JOHN V. O'HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct
+1 617 275 8367 Fax

September 16, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Phoenix Opportunities Trust and Phoenix Edge Series Fund (each a "Trust"), each an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which Phoenix Money Market Fund and Phoenix Money Market Series (each a "Fund") are respective series, Phoenix Investment Counsel, Inc., Phoenix Variable Advisors and Goodwin Capital Advisers, each an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and Phoenix Life Insurance Company (the "Purchaser"). Phoenix Investment Counsel, Inc. and Phoenix Variable Advisors serve as investment advisers to Phoenix Money Market Fund and Phoenix Money Market Series respectively, (each an "Adviser"). Goodwin Capital Advisers serves as an investment sub-adviser to each Fund (the "Sub-adviser"). The Advisers and the Sub-adviser are indirect wholly owned subsidiaries of Phoenix Companies, Inc., the parent company of the Purchaser. We seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a) of the 1940 Act and the rules thereunder if each Trust, on behalf of its respective Fund, enters into the transaction described below with the Purchaser.

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share (of $1.00 for Phoenix Money Market Fund and $10.00 for Phoenix Money

Market Series) and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund holds portfolio securities issued by International Lease Finance Corporation.[1] Each such security held by the Funds is referred to herein as a "Security" and, collectively, as the "Securities." Appendix A attached provides details regarding each Security held by each Fund, including the cusip number, the principal amount and the final maturity of each Security. The Advisers have determined that each Security continues to constitute an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act.

Due to current market conditions, the current market value of the Securities, as determined by an independent third-party pricing agent, is less than its amortized cost value. The Advisers and each Trust's Board of Trustees continue to monitor the extent of the deviation between the net asset value per share of each Fund determined using amortized cost and market value.

The Sub-adviser has determined that it would be advisable to sell the Securities. However, because of the absence of liquidity in the market for the Securities, the Sub-adviser believes, and based on information provided by the Sub-adviser, each Trust's Board of Trustees has determined, that it would not be in the best interests of each Fund and each Fund's shareholders to dispose of the Securities in the market. Nonetheless, subject to obtaining the no-action assurance requested in this letter, the Purchaser is prepared to purchase the Securities in their entirety from each Fund for cash at each Security's amortized cost (including accrued and unpaid interest). Each Trust's Board of Trustees has authorized the proposed transaction as being in the best interests of each Fund and each Fund's shareholders.

The Sub-adviser and each Adviser is an "affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act, and the Purchaser is an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Securities by the Purchaser under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Securities from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Securities continue to constitute Eligible Securities.

Each Trust, the Advisers and the Sub-adviser believe that it would be in the best interest of each Fund's shareholders if the Purchaser is allowed to purchase the Securities from each Fund as described above. On behalf of each Trust, the Advisers, the Sub-adviser and the

[1] International Lease Finance Corporation is a subsidiary of American International Group, Inc.

Dechert LLP

Purchaser, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trusts, the Advisers, the Sub-adviser or the Purchaser under Section 17(a) of the 1940 Act, or the rules thereunder, if the Purchaser purchases the Securities from each Fund at their amortized cost (including accrued and unpaid interest).

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if each Trust, on behalf of its respective Fund, enters into the transaction described above with the Purchaser.

Please contact the undersigned at 617.728.7111 should you have any questions or comments regarding this request.

Sincerely,

John O'Hanlon

John V. O'Hanlon

END